UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                 Amendment No. 2

                                       to

                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                ----------------

                            Scotsman Industries, Inc.
                            (Name of Subject Company)

                        BERISFORD ACQUISITION CORPORATION
                               WELBILT CORPORATION
                                  BERISFORD PLC
                                    (Bidder)

                     Common Stock, $0.10 Par Value Per Share
                         (Titles of Class of Securities)

                                    809340102
                      (CUSIP Number of Class of Securities)

                               Welbilt Corporation
                               225 High Ridge Road
                               Stamford, CT 06905

                            Telephone: (203) 325-8300
                            Facsimile: (203) 325-3422

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                             -----------------------

                                    Copy to:

                             Dennis J. Block , Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                            Telephone: (212) 504-6000
                            Facsimile: (212) 504-6666

      Berisford Acquisition Corporation ("Purchaser"), a wholly owned subsidiary of Welbilt Corporation ("Parent"), an indirect wholly owned subsidiary of Berisford plc ("Berisford"), hereby amends and supplements its Schedule 14D-1 originally filed on July 9, 1999 (the "Original Filing"), as amended by its
Schedule 14D-1, Amendment No. 1, filed on July 26, 1999 (together with the Original Filing, the "Statement") with respect to the Offer by Purchaser, to purchase all of the outstanding shares of common stock of Scotsman Industries, Inc., as set forth in the Statement. Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Statement.

Item 10.  ADDITIONAL INFORMATION.

      Item 10 of the Schedule 14D-1 is hereby amended by adding to Sections 14 and 15 of the Offer to Purchase the following paragraphs at the end of each such
Section:

            "The waiting period under the HSR Act relating to the Offer expired without any request by the Antitrust Division or the FTC for additional information."

                                    SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1999

                                    BERISFORD ACQUISITION CORPORATION


                                    By: /s/ Andrew Roake
                                       -----------------------------------------
                                       Name: Andrew Roake
                                       Title: President and Secretary


                                    WELBILT CORPORATION


                                    By: /s/ Andrew Roake
                                       -----------------------------------------
                                       Name: Andrew Roake
                                       Title: Chief Executive Officer


                                    BERISFORD PLC


                                       By: /s/ David W. Williams
                                       -----------------------------------------
                                       Name: David W. Williams
                                       Title: Chief Executive Officer